                                       OMB APPROVAL

                                   OMB Number:3235-0145
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                                   hours per form 14.90

                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 1)



                              Egghead Inc.
                              (Name of Issuer)

                               Common Stock

---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                282330109
                              (CUSIP Number)

                         Carolyn S. Reiser, Esq.
                       Shartsis Friese & Ginsburg
                     One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              November 10, 1997
          Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 282330109                               Page 2 of 15 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Brookhaven Capital Management Co., Ltd.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /XX/
                                                            (b)  / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                   39,200
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  1,213,013
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                    39,200
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,213,013
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,252,213
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO and IA
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109                                    Page 3 of 16 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Vincent A. Carrino
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 134,100
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  579,103
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  134,100
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              579,103
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     713,203
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.1%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109                                    Page 4 of 16 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Cadence Fund, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109                                    Page 5 of 16 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Watershed Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  579,103
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              579,103
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     579,103
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.5%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109                                    Page 6 of 16 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Focused Capital Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109                               Page 7 of 16 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Daniel R. Coleman
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /XX/
                                                            (b)  / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  579,103
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              579,103
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     579,103
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.5%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 282330109                                    Page 8 of 16 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Egghead Inc. ("EI"). The principal executive office of EI is located at 22705 East Mission, Liberty Lake, Washington, 99019.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Focused Capital Partners, L.P., a Delaware limited partnership ("FCP") (formerly called Brookhaven Partners, L.P.); Cadence Fund, L.P., a Delaware limited partnership ("CF"); Watershed Partners, L.P., a Delaware limited partnership ("WP"); Brookhaven Capital Management Co., Ltd., a New York corporation ("BCM"); Vincent A. Carrino ("Carrino"); and Daniel R. Coleman ("Coleman").

     (b) The business address of BCM, FCP, CF, WP and Carrino is 3000 Sandhill Road, Building 3, Suite 105, Menlo Park, California 94025. The business address of Coleman is 500 108th Avenue NE, Suite 380, Bellevue, Washington 98004.

     (c) BCM is an investment adviser to various accounts, including FCP, CF and WP, which are investment limited partnerships. Carrino and Coleman are the general partners of FCP, CF and WP. Carrino is the sole director and president of BCM.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Carrino and Coleman are citizens of the United States of America.

SCHEDULE 13D
CUSIP No. 282330109                                    Page 9 of 16 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

BCM            Working Capital               $3,661,315
BCM            Funds Under Management(1)     $2,237,502
WP             Working Capital               $2,237,502
Carrino        Funds Under Management        $2,893,878
Coleman        Funds Under Management        $2,237,502

(1)  Includes funds of WP invested in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of Stock reported herein is investment. Except as described below, the persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving EI or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of EI or of any of its subsidiaries;

     (c) Any change in the present board of directors or management of EI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (d) Any material change in the present capitalization or dividend policy of EI;

     (e)  Any other material change in EI's business or corporate structure;

     (f) Changes in EI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of EI by any person;

     (g) Causing a class of securities of EI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of EI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (i)  Any action similar to any of those enumerated above.

SCHEDULE 13D

CUSIP No. 282330109                                    Page 10 of 16 Pages

The persons named in Item 2 of this statement intend to communicate directly with EI's management regarding its financial condition, management and business plan, with a view to formulating suggestions for improvement, and may seek to be included in the present board of directors of EI. Such persons are also considering other ways to support and improve EI's business operations. Such persons may acquire additional shares of Stock at any time or may dispose of part or all of their Stock at any time. Such persons currently do not otherwise have any specific plans or proposals regarding these matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


          Aggregate
          Beneficially
          Owned                 Voting Power             Dispositive Power
Name      Number    Percent   Sole      Shared         Sole        Shared

BCM       1,252,213   5.4%     39,200   1,213,013       39,200   1,213,013
CF          -0-         0%       0        -0-             0        -0-
WP          579,103   2.5%       0        579,103         0        579,103
FCP         -0-         0%       0        -0-             0        -0-
Carrino     713,203   3.1%    134,100     579,103      210,900     579,103
Coleman     579,103   2.5%       0        579,103         0        579,103

SCHEDULE 13D
CUSIP No. 282330109                                    Page 11 of 16 Pages

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since September 10, 1997.

          Purchase                 Number         Price
Name       or Sale  Date           of Shares      Per Share

BCM            S    9-10-97        50,000          7.06
BCM            S    9-12-97        15,000          7.69
BCM            S    9-12-97        17,500          7.23
Watershed      S    9-12-97        67,500          7.23
Watershed      S    9-12-97         2,000          7.25
Watershed      S    9-12-97         2,000          7.50
Watershed      S    9-12-97         2,000          7.75
Carrino        S    9-15-97         7,500          8.19
Carrino        S    9-15-97        15,000          7.75
BCM            S    9-15-97        18,300          8.20
BCM            S    9-15-97        10,000          7.88
BCM            S    9-15-97        50,000          8.13
BCM            S    9-15-97        50,000          8.13
BCM            S    9-15-97        10,000          7.75
BCM            S    9-15-97        50,000          8.00
BCM            S    9-16-97        21,500          8.56
BCM            S    9-16-97        90,000          8.50
BCM            S    9-16-97        25,000          8.50
BCM            S    9-16-97        32,000          8.54
BCM            B    9-16-97         1,000          7.39
BCM            S    9-16-97         5,000          8.42
Carrino        S    9-16-97        19,200          8.42
Carrino        S    9-16-97        10,000          8.29
Watershed      S    9-16-97       110,000          8.50
BCM            S    9-17-97        27,000          8.38
Carrino        B    9-18-97           300          8.74
Watershed      S    9-18-97        18,500          8.81
BCM            S    9-19-97        35,000          9.56
BCM            S    9-19-97        30,000          9.37
BCM            B    9-19-97        99,000          7.39
BCM            S    9-19-97        30,000          9.21
Carrino        S    9-19-97        18,000          9.12
Carrino        S    9-19-97        17,000          9.25
Carrino        B    9-19-97         1,000          6.90
Watershed      S    9-19-97        15,000          9.37
Watershed      S    9-19-97        13,000          9.56
BCM            S    9-19-97        10,000          9.37
BCM            S    9-22-97        15,000         10.00
BCM            S    9-22-97        10,000         10.02
BCM            S    9-22-97        30,000         10.00
BCM            S    9-22-97        15,000          9.89
Carrino        S    9-22-97         9,500          9.95
Carrino        S    9-22-97         5,000          9.78

SCHEDULE 13D
CUSIP No. 282330109                                    Page 12 of 16 Pages

          Purchase                 Number         Price
Name       or Sale  Date           of Shares      Per Share

Watershed      S    9-22-97        20,000         10.00
Watershed      S    9-22-97        40,000         10.02
Watershed      B    9-24-97        15,000          8.31
Watershed      B    9-25-97        30,000          8.00
Watershed      B    9-26-97        15,000          8.75
Carrino        S    9-26-97           300          9.00
Carrino        B    9-29-97           400          8.98
Watershed      B    9-30-97         4,000          9.06
BCM            S    10-2-97        10,000          9.55
BCM            S    10-2-97        10,000          9.75
Carrino        S    10-2-97        10,000          9.57
BCM            S    10-3-97         3,000         10.50
BCM            S    10-3-97        10,000         10.44
BCM            S    10-3-97        30,000         10.50
Watershed      S    10-3-97       120,000         10.50
BCM            S    10-3-97        13,000         10.34
Carrino        S    10-3-97        12,000         10.38
Carrino        S    10-3-97        10,000         10.21
Watershed      S    10-6-97         1,000         10.50
BCM            S    10-6-97         7,500         10.50
BCM            S    10-6-97         7,500         10.36
Watershed      S    10-7-97        60,000         10.71
Watershed      S    10-7-97        13,300         10.71
Carrino        S    10-7-97         5,000         10.36
BCM            S    10-7-97         5,000         10.71
BCM            S    10-7-97        12,000         10.50
BCM            S    10-7-97         5,000         10.38
BCM            S    10-7-97        10,000         10.71
BCM            B    10-7-97        15,000          8.27
BCM            B    10-7-97        30,000          8.64
BCM            S    10-7-97        17,000         10.32
BCM            S    10-8-97         9,000         10.75
Watershed      S    10-8-97         2,000         10.63
BCM            S    10-8-97         9,000         10.63
Carrino        S    10-8-97         2,000         10.50
BCM            S    10-9-97        10,000         10.63
Carrino        S    10-9-97         2,000         10.79
Carrino        S    10-9-97         7,200         10.62
Carrino        S    10-9-97         6,000         10.81
Carrino        S    10-9-97         6,000         10.80
Watershed      S    10-9-97         2,000         10.63
Watershed      S    10-9-97         1,900         10.75
Watershed      S    10-9-97         2,000         10.88
Watershed      S    10-9-97         2,000         11.00
Carrino        S    10-13-97        4,000         10.44
BCM            B    10-16-97        2,000          9.75
BCM            B    10-17-97        1,500          9.25

SCHEDULE 13D
CUSIP No. 282330109                                    Page 13 of 16 Pages

          Purchase                 Number         Price
Name       or Sale  Date           of Shares      Per Share

BCM            S    10-20-97        3,000          9.63
BCM            S    10-20-97        3,000          9.37
Carrino        S    10-20-97        3,000          9.55
Watershed      S    10-21-97        5,000          9.75
BCM            S    10-22-97       10,000         10.13
Watershed      S    10-22-97       27,000         10.14
Watershed      S    10-22-97        5,000         10.13
BCM            S    10-22-97       10,000          9.98
Carrino        S    10-23-97        2,900          9.75
BCM            S    10-24-97       15,000          9.75
Watershed      S    10-24-97        8,000          9.75
Carrino        S    10-24-97        5,000          9.67
Carrino        S    10-24-97        3,000          9.50
BCM            S    10-27-97       10,000          9.63
BCM            B    10-28-97       25,000          7.88
Watershed      B    10-28-97       34,000          7.75
BCM            S    10-30-97       10,000          9.00
BCM            S    10-30-97       10,000          9.13
BCM            S    10-30-97       10,000          9.25
BCM            S    10-30-97       10,000          9.38
BCM            S    10-30-97       10,000          9.50
Watershed      S    10-30-97       15,000          9.00
Watershed      S    10-30-97       15,000          9.13
Watershed      S    10-30-97       15,000          9.25
Watershed      S    10-30-97       15,000          9.38
Watershed      S    10-30-97       15,000          9.50
Watershed      S    10-31-97       10,000          9.48
Watershed      S    11-3-97        75,000         10.00
BCM            S    11-3-97        15,000          9.88
BCM            S    11-3-97         1,000          9.75
BCM            S    11-4-97        75,000         10.00
BCM            S    11-4-97         5,000          9.88
BCM            S    11-4-97         5,000          9.75
BCM            S    11-4-97         4,900          9.94
Carrino        S    11-4-97         4,900          9.86
Watershed      S    11-5-97        45,000         10.00
Watershed      S    11-5-97         2,500         10.13
Watershed      S    11-6-97        40,000          9.75
BCM            S    11-10-97      200,000          9.38
Carrino        S    11-10-97       10,400          9.42
Carrino        S    11-10-97        1,000          9.25
Carrino        B    11-10-97        6,000          5.05
Watershed      B    11-12-97        2,200          8.38
BCM            B    11-18-97       15,000          8.63
Watershed      B    11-18-97        1,800          1.63 (option price)

SCHEDULE 13D
CUSIP No. 282330109                                    Page 14 of 16 Pages

          Purchase                 Number         Price
Name       or Sale  Date           of Shares      Per Share

BCM            B    11-19-97        4,000          8.63
Watershed      B    11-20-97       80,000          0.63 (option price)
Watershed      B    11-20-97        8,800          8.69
BCM            B    11-20-97       70,000          0.63 (option price)
BCM            B    11-20-97       50,000          0.63 (option price)
BCM            B    11-20-97       17,000          8.69
Watershed      B    11-21-97        1,000          0.50 (option price)

SCHEDULE 13D

CUSIP No. 282330109                                    Page 15 of 16 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Carrino and Coleman are the general partners of FCP, CF and WP pursuant to limited partnership agreements providing to Carrino and Coleman the authority, among other things, to invest the funds of FCP, CF and WPin Stock, to vote and dispose of Stock and to file this statement on behalf of FCP, CF and WP. Pursuant to such limited partnership agreements, the general partners of FCP, CF and WP are entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to investment management agreements, BCM is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to BCM based on assets under management and realized and unrealized gains. Carrino is authorized by various individuals and entities to invest funds of those individuals and entities and to vote and dispose of those securities. Carrino does not receive any fees for such activities.

SCHEDULE 13D

CUSIP No. 282330109                                    Page 15 of 17 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    November 26, 1997

FOCUSED CAPITAL PARTNERS, L.P.          CADENCE FUND, L.P.

     /s/ Vincent A. Carrino                  /s/ Vincent A. Carrino
By:  _______________________            By:  ________________________
     Vincent A. Carrino                      Vincent A. Carrino
     General Partner                         General Partner

BROOKHAVEN CAPITAL MANAGEMENT
CO., LTD.

     /s/ Vincent A. Carrino             /s/ Vincent A. Carrino
By:  _______________________            _____________________________
     Vincent A. Carrino                      Vincent A. Carrino
     President
                                        DANIEL R. COLEMAN


WATERSHED PARTNERS, L.P.                     By:  Brookhaven Capital
                                                  Co., Ltd.,
                                                  Attorney-in-Fact

     /s/ Vincent A. Carrino                       /s/ Vincent A. Carrino
By:  _______________________                 By:  ______________________
     Vincent A. Carrino                           Vincent A. Carrino
     General Partner                              President

SCHEDULE 13D

CUSIP No. 282330109                                    Page 17 of 17 Pages


                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Egghead Inc.. For that purpose, the undersigned hereby constitute and appoint Brookhaven Capital Management Co., Ltd., a New York corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with said section 13(d) in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    May 19, 1997

BROOKHAVEN PARTNERS, L.P.               CADENCE FUND, L.P.

     /s/ Vincent A. Carrino                  /s/ Vincent A. Carrino
By:  _______________________            By:  ________________________
     Vincent A. Carrino                      Vincent A. Carrino
     General Partner                         General Partner

BROOKHAVEN CAPITAL MANAGEMENT
CO., LTD.

     /s/ Vincent A. Carrino             /s/ Vincent A. Carrino
By:  _______________________            _____________________________
     Vincent A. Carrino                      Vincent A. Carrino
     President
                                        DANIEL R. COLEMAN


WATERSHED PARTNERS, L.P.                By:  Brookhaven Capital Management
                                             Co., Ltd., Attorney-in-Fact

     /s/ Vincent A. Carrino                       /s/ Vincent A. Carrino
By:  _______________________                 By:  ______________________
     Vincent A. Carrino                           Vincent A. Carrino
     General Partner                              President



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